

Mail Stop 3720

December 7, 2015

Angelo Marino
President
Earth Life Sciences Inc.
1324 Chemin de Chambly
Longueil, Quebec Canada J4J 3X3

> **Re:** **Earth Life Sciences Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed November 19, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
> **Filed November 24, 2015**
> **Response dated November 23, 2015**
> **File No. 001-31444**

Dear Mr. Marino:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2015 letter.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements
Independent Registered Public Accounting Firm Report

1. We note your response to comment 1. We note that you did not meet the requirement of Rule 3-11 of Regulation S-X because you issued common stock to convert your debt in April 2014 and your total expenditure for fiscal year 2013 exceeded $100,000. As such, please provide audited financial statements for fiscal years 2013 and 2014 including an audit report from your independent registered public accounting firm.

Notes to the Financial Statements
Note 3 – Accounts and Loans Payable, page F-8

2.   We note your response to comment 5. Please disclose the detail of your loan payable totaling $332,534 as of December 31, 2014. In your response, you should reconcile the beginning balance, payments made and advances received during the year to the ending balance.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Unaudited Statements of Cash Flow, page 4

3.   Please revise and reflect all items within operating, investing and financing activities and disclose your noncash investing and financing activities in accordance with ASC 230-10. For example, we note that you had activities in convertible debts and loan payable during the nine months ended September 30, 2015, but such transactions were not reflected in the statements of cash flow.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As previously requested, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant

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